Robert D. Stiles Chief Financial Officer
June 10, 2015
Via EDGAR
Michael Clampitt
Senior Staff Attorney
Division of Corporation Finance
U.S. Securities and Exchange Commission
100F Street, N.E.
Washington, D.C. 20549

Re:     Nationstar Mortgage Holdings Inc.
Form 10-K for the Fiscal Year Ended December 31, 2014
Response dated April 28, 2015
File No. 001-35449
Dear Mr. Clampitt:
On behalf of Nationstar Mortgage Holdings Inc. (Company), set forth below are responses to the comments of the staff (Staff) of the Securities and Exchange Commission (Commission) in its letter dated May 21, 2015, with respect to the above referenced Form 10-K for the Fiscal Year Ended December 31, 2014 (Form 10-K) as filed on February 27, 2015.

For your convenience, the text of the Staff’s comments is set forth in bold below, followed in each case by the Company’s response.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Servicing Segment - page 24

1.
Please revise in future filings, the key performance metrics of your boarded forward servicing portfolio in Table 6 to disclose the amount and percentage of credit losses recognized for your credit sensitive MSRs and your interest sensitive MSRs for the periods presented. Please also revise in future filings to disclose other delinquency rates (e.g. 90+ or 120+ delinquent) that are closely correlated with credit losses or explain why the 60+ delinquency rate is such a significant input and assumption in determining the fair value of the credit sensitive MSRs.

Response: The Company confirms that it will revise future filings to disclose standard delinquency rates including 60+, 90+ and 120+ as percent of loans as shown in the table below.

________________________________________________________________________________________________________________
8950 Cypress Waters Blvd | Coppell, Texas 75019 | Direct Line: 972.316.5383

Key performance metrics of our boarded forward servicing portfolio	For the three months ended March 31,
	2015	2014
Loan count-servicing	2,080,338	1,947,160
Average loan amount	$165,762	$169,150
Average coupon - Credit sensitive	4.70%	4.92%
Average coupon - Interest sensitive	4.02%	3.99%
60+ delinquent (% of loans)	8.8%	11.1%
90+ delinquent (% of loans)	8.3%	10.6%
120+ delinquent (% of loans)	8.0%	10.2%
Total Prepayment speed (12 month constant pre-payment) rate)	13.8%	16.1%
In addition, as noted in response to prior comment 26, holders of MSRs are not subject to actual credit loss, which passes to the holders of the underlying loan. As of December 31, 2014, the Company believes that actual loans held by the Company with potential credit loss account for less than 4% of UPB. In addition, the Company incurs losses for these loans only after certain thresholds are met (i.e., greater than 25% severity as compared to original principal balance of loan). For newly originated loans, the Company typically sells these loans 30 to 60 days after funded and only retains the associated servicing rights. After careful consideration, the Company has determined that the probability of loss is remote and the associated credit risk is not sufficiently material as of the periods presented to require disclosure in its period reports filed with the Commission.

2.
We acknowledge your response to prior comment 14. Please revise in future filings to disclose the costs of servicing your MSRs, in both basis points and in dollar amounts, and the reasons for the changes in in servicing costs between the periods presented.

Response: The Company confirms that it will revise future filings to disclose the costs of servicing MSRs, in basis points and dollar amounts as well as the reasons for changes in servicing costs between the periods presented. The Company provided the requested disclosures in its Form 10-Q for the period ended March 31, 2015 (Form 10-Q) as noted below and would expect future disclosures to be similar in nature.
Form 10-Q disclosure:

Table 13. Servicing - Expenses	For the three months ended March 31,
	2015		2014
($ in millions)	Amounts	bps(1)	Amounts	bps(1)
Salaries, wages and benefits	$75	7	$73	8
General and administrative	106	12	92	9
Expenses	$181	19	$165	17
(1) Calculated bps are as follows: Annualized $ amount/Average UPB X 10000
The table below provides additional detail on our total general and administrative expenses recorded in our Servicing segment.

Table 14. General and Administrative Expenses	For the three months ended March 31,
	2015		2014
($ in millions)	Amounts	bps(1)	Amounts	bps(1)
Legal and regulatory costs (including claim losses)	$42	4	$31	3
Operational costs	28	3	21	2
Offshoring costs	12	1	11	1
Corporate allocation charges	16	2	17	2
Subservicing	8	1	12	1
Total general and administrative expenses - Servicing	$106	11	$92	9
Total servicing expenses increased during the three month period ended March 31, 2015 primarily as a result of higher legal and regulatory losses partially offset by lower salaries, wages and benefits related to reduced average headcount.
Mortgage Servicing Rights and Related Liabilities, page 33

3.
We acknowledge your response to prior comment 16. Please revise in future filings to disclose the weighted average coupon rate for your interest sensitive and your credit sensitive loans for the periods presented.

Response: The Company confirms that it will revise future filings to disclose the weighted average coupon rate for interest sensitive and credit sensitive loans for the periods presented. The Company notes for the Staff that the weighted average coupon rate for interest sensitive and credit sensitive loans was provided in our Form 10-Q.
Form 10-Q disclosure:
Total modifications and workouts decreased for the three month period ended March 31, 2015 compared to the prior year period as a result of our improved delinquencies reflected in the table below.

Table 12. Key performance metrics of our boarded forward servicing portfolio(1)	For the three months ended March 31,
	2015	2014
Loan count-servicing	2,080,338	1,947,160
Average loan amount	$165,762	$169,150
Average coupon - Credit sensitive(2)	4.70%	4.92%
Average coupon - Interest sensitive(2)	4.02%	3.99%
60+ delinquent (% of loans)(3)	8.8%	11.1%
Total Prepayment speed (12 month constant pre-payment rate)	13.8%	16.1%
(1) Characteristics and key performance metrics of our servicing portfolio excludes UPB and loan counts acquired but not yet boarded and currently serviced by others.
(2) The weighted average coupon amounts for our credit and interest sensitive pools presented in the table above are only reflective of our owned forward MSR portfolio that is reported at fair value.
(3) Loan delinquency is based on the current contractual due date of the loan. In the case of a completed loan modification, delinquency is based on the modified due date of the loan.

4.
We acknowledge your response to prior comment 18. Please revise in future filings to disclose the changes in fair value due to changes in valuation inputs or assumptions for both credit sensitive and interest rate sensitive MSRs for the periods presented. In addition, similar information should be provided in Table 26 on page 34 for excess spread financing. Please also discuss and analyze the reasons for the changes in fair values.

Response: The Company confirms that it will revise future filings to disclose the changes in fair value due to changes in valuation inputs or assumptions for both credit sensitive and interest rate sensitive MSRs for the periods presented. In addition, as requested similar information will also be presented with respect to changes in fair value associated with excess spread financing arrangements.
For the Staff’s benefit, we have modified Table 31 and Table 33 from the Form 10-Q below to show how we intend to present the requested information. We would expect disclosures in future filings to be similar to that provided below:
The following table provides information on the fair value of our owned forward MSR portfolio:

Table 31. MSRs - Fair Value, Rollforward	For the three months ended March 31,
(in millions)	2015	2014

Fair value at the beginning of the period	$2,950	$2,488
Additions:
Servicing retained from whole loan sales	44	58
Purchases of servicing assets	238	109
Changes in fair value:
Due to changes in valuation inputs or assumptions used in the valuation model
Credit sensitive	32	25
Interest sensitive	(141)	(28)
Other changes in fair value:
Scheduled principal payments	(23)	(18)
Voluntary Prepayments
Credit Sensitive	(36)	(38)
Interest Sensitive	(29)	(6)
Involuntary Prepayments
Credit Sensitive	(13)	(13)
Interest Sensitive	--	--
Fair value at the end of the period	$3,022	$2,577

Table 33. Excess Spread Financing	For the three months ended March 31,
(in millions)	2015	2014

Fair value at the beginning of the period	$1,031	$986
Additions:
New financings	53	38
Deductions:
Settlements	(50)	(43)
Fair Value Changes
Credit Sensitive	26	(3)
Interest Sensitive	(13)	--
Fair value at the end of the period	$1,047	$978

Weighted-average assumptions - total:
Mortgage prepayment speeds	11.9%	10.2%
Average life of mortgage loans	5.80 years	4.60 years
Discount rate	11.4%	13.4%
Credit Sensitive:
Mortgage prepayment speeds	12.0%	10.2%
Average life of mortgage loans	5.82 years	4.60 years
Discount rate	11.59%	13.4%
Interest Sensitive:
Mortgage prepayment speeds	11%	--
Average life of mortgage loans	5.56 years	--
Discount rate	8.6%	--

5.
Please also disclose, in future filings, the impact of prepayments due to voluntary and involuntary liquidations for your credit sensitive and interest rate sensitive MSR’s as they relate to the “other changes in fair value” in Table 24. We understand that involuntary prepayments primarily relate to credit sensitive MSRs while voluntary prepayments relate to interest sensitive MSRs based on your responses.

Response: The Company confirms that it will revise future filings to segregate the impact of prepayments due to voluntary and involuntary liquidations. The proposed disclosures have been included in response to Comment 4 above.

6.
We acknowledge your response to prior comment 19. Please revise in future filings to disclose the fair value of your credit sensitive and interest sensitive MSRs, the related UPB and the ratio of the fair value of the MSRs to the UPB in basis points for the periods presented. Please also discuss and analyze the reasons for changes in the periods presented.

Response: The Company reconfirms that it will disclose the fair value of credit sensitive and interest sensitive MSRs, the related UPB and the ratio of the fair value of MRSs to the UPB in basis points for the periods presented as well as discuss and analyze the reasons for changes in the periods presented. Such information, as shown below, was disclosed in the Form 10-Q in Table 30.

Form 10-Q disclosure:

	As of March 31,
	2015			2014
($ in millions)	UPB	Carrying Amount	Bps	UPB	Carrying Amount	Bps

MSRs - Fair Value
Credit Sensitive	$241,252	$2,002	83	$263,226	$1,842	70
Interest Sensitive - Agency	101,867	1,020	100	63,187	735	116
Total MSRs - At Fair Value	$343,119	$3,022	88	$326,413	$2,577	79
The value in our credit sensitive fair value MSRs increased as a result of the overall portfolio performance which led to decreased delinquencies in this portfolio. The value in our interest sensitive fair value MSRs decrease is consistent with our increased prepayment assumptions as a result of the lower interest rate environment.
Table 25. MSRs - Fair Value, weighted average assumptions, page 34

7.
You disclose fair value assumptions for both credit sensitive and interest sensitive MSRs and you also disclose key performance metrics for prepayment speeds in Table 6 on page 26. Please tell us how you correlate actual prepayment speeds with modeled prepayment speeds utilized in determining the fair value of the different types of MSRs for the fiscal periods presented as well as the interim period of 2015. Please also tell us the reasons for any significant difference between the estimated prepayments and your actual prepayments.

Response: The Company’s internal valuation model is comprised of prepayment speeds applied to pools of similar loans. Modeled prepayment speeds are based upon prepayment models developed by Andrew Davidson & Company (ADCo). ADCo is a leading provider of risk analytics and consulting for residential loans and provides prepayments models for both agency and non-agency loans on both an individual loan and pool basis.
The basis for prepayment speeds is ADCo developed models. The Company evaluates prepayment speeds on an ongoing basis and compares the ADCo output to recent actual portfolio performance data and feedback from external valuation specialists. Adjustments are made as warranted at a pool level based on portfolio segmentations and/or loan characteristics and are typically made to bring the initial modeled period by ADCo in line with present actual trends.
Differences between modeled prepayment speeds and actual prepayment speeds as disclosed are due to modeled prepayment speeds being applicable for the entire future remaining life of the portfolio, including expected changes to the composition of the MSR portfolio over time. Actual prepayment speeds disclosed are a weighted average for the historical period presented.
Critical Accounting Policies
Fair Value Measurements, page 40

8.	We acknowledge your response to prior comment 22. Please address the following in your next response:

•	Tell us how the external valuation specialists consider whether the MSR is either credit sensitive or interest rate sensitive in their determination of the fair value range established;

•
Tell us about the size of the ranges established by the external specialists for each of the different types of MSRs (e.g. whether the range is in basis points from a median determined value) and the factors that you considered in concluding that the ranges and fair values were appropriate;

•	Tell us how the company considers differences in valuation inputs (e.g. ranges) between specialists when comparing this information to the internal models;

•
Tell us whether the assumptions utilized by the third party specialists are fully considered and clarify what is meant by the disclosure in your response that the internal assumptions are compared to ensure they are within the range of assumptions utilized by external specialists where possible; and

•
For each of the quarters of 2014 as well as the first quarter of 2015, tell us the specific adjustments made to the external valuations for market conditions for the agency and non-agency credit sensitive and interest sensitive MSRs.

Response: The Company provides external valuation specialists with significant information at the loan level. Provided information is utilized both internally and by external valuation specialists to determine fair value at the loan level. The external valuation specialists are provided with an internal ‘pool’ code that allows them to summarize loan level valuations into credit sensitive and interest sensitive totals. The actual valuation models are built at the loan/collateral level without specific consideration to whether the loan is classified for financial statement disclosure purposes as credit sensitive or interest sensitive.
Although the models are developed at the loan level, external valuation specialists provide the Company with a total MSR valuation in bps as well as dollars and an acceptable range of values which approximates 10 bps from the determined value (acceptable range is expressed in bps). In addition, the valuation specialists provide multiple views or summation of values that facilitate comparison of the Company’s internal valuation model against external valuation models:

▪	MSR valuation by investor type (e.g., Fannie Mae, Freddie Mac, Ginnie Mae, non-agency)

▪	MSR valuation by internal pool which allows for comparison against the Company’s credit sensitive and interest sensitive classifications

▪	MSR valuation by product type (e.g., conventional 15 year, GNMA 30 year)
The Company typically compares both assumptions and valuations initially at one of three levels by investor type: loans for government sponsored entities, GNMA loans and non-agency loans. To extent differences at a summarized level exist, the Company evaluates loan level valuation differences between external models and internal model to determine potential changes to the internal valuation model or to support differences in valuation where appropriate. Provided below is a high-level summary of the more significant inputs in the models and differences between those utilized by external valuation specialists and internal models:

▪
Cost to Service: The Company’s internal model utilizes empirical data based on the Company’s direct servicing cost structure, as well as industry surveys and public statements by other non-bank servicers (the Company’s definition of market participants) to conclude on a reasonable cost to service loans by non-bank servicers, segregated by loan status and type. The costs to service agency loans within the internal valuation model are comparable with external valuation specialists. The costs to service non-agency loans is typically at the low-end of the range utilized by external valuation specialists which utilize a broader definition of market participants. Non-bank servicers tend to be more competitive on non-agency and particularly non-performing costs to service due to investments in technology and scalability.

▪
Discount Rates: Discount rates for the internal model are within the narrow range (within 1 point) utilized by external valuation specialists by investor type. The Company believes there is not a significant difference in discount rates between various market participants.

▪
Advance Costs: Advance costs for the internal model are above the ranges utilized by external valuation specialists. Advance costs for non-bank servicers are generally higher than other market participants due to a higher cost of capital. Furthermore, amounts associated with REO disposition are treated as an adjustment to advance estimates rather than ancillary income.

▪
Ancillary revenues: The Company’s internal model ranges from $10 - $21 less per loan then external valuation specialists models. The Company notes that industry surveys have a broad range for ancillary income from $15 to $100 per loan, per year, which varies in part based upon investor type. Furthermore, amounts associated with REO disposition are treated as an adjustment to advance estimates rather than ancillary income.

▪
Voluntary prepayment speeds: The Company’s internal model had voluntary prepayment speeds approximately 2 points higher than external valuation specialists as of March 31, 2015. The difference is as a result of adjustments to ADCo models attributable to the Company’s actual prepayment experience.

▪
Involuntary prepayment speeds: The Company’s internal model is close to the midpoint of the range utilized by external valuation specialists. This amount is consistent with actual involuntary prepayment speeds.

In summation, the Company’s internal valuation model for agency loans is typically within +/- 5bps of the mid-point range determined by external valuation specialists. With respect to non-agency loans, the Company’s internal valuation is higher than external valuation specialists primarily because the Company, along with other non-bank servicers, has made significant investments in technology and has greater scale than other market participants, which as noted above results in a lower cost to service assumption as compared to that utilized by the external valuation specialists.
Item 8. Financial Statements and Supplementary Data
Statement of Cash Flows, page 52

9.
We acknowledge your response to prior comment 23. We note there were net financing transfers to the restricted cash account of $233 million in 2013 and net financing transfers from the restricted cash account of $291 million in 2014. Please tell us the reasons for the significant variation in restricted cash movements in light of your origination and servicing activities during these periods.

Response: As noted in response to prior comment 23, restricted cash comprises three components of which two relate to the Originations segment and one to the Servicing segment.
With respect to Originations, restricted cash includes (i) principal received from borrowers on originated loans pledged to a warehouse facility and (ii) guarantee fees payable to the Agencies. With respect to Servicing, the restricted cash relates to advance facilities structured as consolidated special purpose entities.
The movement in Restricted Cash on the balance sheet for the periods noted is primarily attributable to the Servicing segment and movement in advance facilities. The growth in restricted cash in 2013 is attributable to growth in servicing portfolio and the related advance balances as the Company boarded several large acquisitions. The transfers from Restricted Cash in 2014 is attributable to the reduction in advance balances for the advance facilities both as a result of improved performance of the portfolio and the sale of servicer advances to New Residential and other independent, third-party investors which resulted in the MSR Financing Liability.
Notes to Consolidated Financial Statements
Note 2. Significant Accounting Policies
Mortgage Servicing Rights (MSRs) page 56

10.
We acknowledge your response to prior comment 24. Please tell us whether you consider the funds received from the disposition of the underlying collateral on properties sold as ancillary income in the determination of the fair value of the MSRs. If so, please tell us the basis for this inclusion.

Response: The Company believes there are two revenue considerations with respect to the disposition of real estate owned (REO) properties. First servicers may earn incentive fees for the timely disposal of the REO property. Second, as registered brokers, servicers may participate in the brokerage fee for disposing REO properties. The Company includes an estimate of such contractually permissible fees in its non-agency MSR valuation.
In determining that it was appropriate to include such fees, the Company considered the fact that there is true economic benefit associated with the servicing and liquidation of REO loans of non-agency investors that is priced into the initial purchase assumptions by multiple market participants. In addition, the Company consulted with the external valuation specialists who affirmed that they also include estimates of REO disposal revenue of non-agency MSRs. Finally, the Company has received such fees for multiple years and has a basis for accurately estimating such future fees.
Note 3. Mortgage Servicing Rights and Related Liabilities, page 61
11. We acknowledge your response to prior comment 25. Please tell us how your Executive Vice President of Portfolio Investments assessed specific information used in determining the classification of MSR’s as interest rate sensitive versus credit sensitive. Please clarify the loan-to-value ratios, FICO scores, previous modifications, portfolio seasoning and other criteria considered in classifying an MSR as credit sensitive as opposed to interest rate sensitive. Please also clarify why almost all of the loan pools acquired have been credit sensitive as you stated in your response.
Response: The determination of whether a bulk purchase of loans is credit sensitive or interest sensitive is somewhat subjective based primarily on an evaluation of the factors noted below. Typically, should a pool of loans on average exceed a majority of the factors noted below, the entire pool would be considered credit sensitive:

▪	Loan-to value ratios: >80

▪	FICO scores: < 700

▪	Percent of portfolio previously modified: >10%

▪	Portfolio seasoning: >5 years

▪	60+ day delinquency: >5%

▪	Document type: Full < 85%
In addition, the Company’s historical model has been to acquire credit sensitive loans and work to increase borrower repayment performance. Transaction activity over the last several years predominantly comprised of banks selling MSRs on credit sensitive loans (sometimes referred to as high-touch loans) they no longer wanted to service. Therefore, the vast majority of our bulk purchases have been credit sensitive loans. Interest sensitive loans typically include originated loans and those purchased in flow arrangements.
Note 22. Disclosures Related to Transactions with Affiliates of Fortress Investment Group LLC, page 101

12.
We acknowledge your response to prior comment 28. You entered into an agreement to sell to a joint venture capitalized by New Residential and other investors, existing servicer advances (approximately $2.7 billion) and potential additional advances of up to $6.3 billion. You received approximately $307.3 million in cash proceeds in December 2013. Please tell us how you reconciled the $307.3 million in cash proceeds received, which appear to have been received in advance of the actual sales, to the sale proceeds disclosed in the table on page 103, identifying the differences between the sales and the cash proceeds received. Please also tell us how you determined the fair value of these transactions as well as the fair value of the outstanding liability at December 31, 2014.
Response: As noted in the response to prior Comment 28, between December 2013 and through June 2014, the Company completed a total of five similar transactions. In total, the Company sold $4.7 billion of advances and financed MSRs related to mortgage loans with $90.2 billion of outstanding unpaid principal balance (UPB). The transactions are provided in the following table:

Agreement Date	MSR UPB	Servicer Advances	Sale Proceeds
December 2013	$44.3	$2,687.8	$307.3
February 2014	$9.4	$756.2	$91.4
March 2014	$10.5	$299.1	$41.5
May 2014	$12.0	$617.5	$75.2
June 2014	$14.0	$303.8	$51.0
Total	$90.2	$4,664.4	$566.4
At no point did the Company receive funds in advance of the actual sale and there was no difference between the sale proceeds and the cash proceeds received.
The fair value of the MSR Financing Liability is determined by internal discounted cash flow models that utilize assumptions consistent with the determination of MSRs at Fair Value.
* * * *
In accordance with the Staff’s request, the Company hereby acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filing; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions regarding the foregoing response or require any additional information, please do not hesitate to contact Robert Stiles, Chief Financial Officer at (972) 316-5383 or Duane McLaughlin, counsel to the Company, at (212) 225-2106.
Sincerely,

/s/ Robert D. Stiles
Robert D. Stiles
Chief Financial Officer

cc: Duane McLaughlin, Cleary Gottlieb Steen & Hamilton LLP
Josh Samples, U.S. Securities and Exchange Commission